Filed by Fidelity National Information Solutions, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Micro General Corporation Commission File No. 0-8358

Date: May 21, 2002

The following press release was issued by Fidelity National Information Solutions, Inc. and was previously filed by Fidelity National Information Solutions, Inc. on May 16, 2002 under cover of Schedule TO-C:

PRESS RELEASE

Fidelity National Information Solutions Announces Acquisition of Hansen Quality Loan Services

     Santa Barbara Calif. — (May 16, 2002) — Fidelity National Information Solutions, Inc. (NASDAQ:FNIS), the nation’s most comprehensive source for real estate-related data, technology solutions and services, today announced the signing of a Definitive Agreement to acquire a 55 percent interest in Hansen Quality Loan Services, Inc. (Hansen), a nationwide leader in providing collateral risk assessment and valuation services to the mortgage banking and investment banking industries. The transaction is expected to close before the end of May. Hansen generated revenues of $13.2 million in 2001 and $4.7 million in the first quarter of 2002 and pre-tax income of $2.7 million in 2001 and $1.0 million in the first quarter of 2002.

     Hansen is focused on providing collateral score products and automated valuation models. A collateral score is helpful in measuring the adequacy of collateral securing a loan, similar to a credit rating that helps to measure the creditworthiness of a borrower. Hansen’s collateral score products include quality control of closed loan appraisals, loan portfolio assessment for securitization or sale, collateral evaluation at the outset of the underwriting process and risk analysis in the extension of credit.

     “Hansen’s product offerings are a great addition to the data and analytic capabilities of FNIS,” said Patrick F. Stone, Chief Executive Officer of FNIS. “Collateral score products are an exciting next generation extension of our suite of automated valuation products and traditional appraisal services and FNIS is positioned to capitalize on the use of analytics in the valuation of real estate. Additionally, the complimentary customer base of the two companies provides the opportunity to expand our existing relationships with loan originators, loan servicing companies and mortgage-backed security investors. We are also excited that Greg Hansen, founder and

President of Hansen, will remain as President and continue to manage the operations after the acquisition.”

     Fidelity National Information Solutions, Inc. (NASDAQ:FNIS) provides data, technology solutions and services to lenders, REALTORS® and other participants in the real estate industry. The data segment targets the information needs of lenders, originators, REALTORS® and residential loan servicers and provides the data solutions that these mortgage professionals require in selling homes and underwriting mortgage loans. The solutions division provides technology products and services for REALTORS® and brokers. FNIS is the nation’s largest provider of Multiple Listing Services (MLS) systems and also supplies tools that allow REALTORS® and brokers to improve efficiency, lower costs, reduce risks and better manage and operate their businesses. The services segment adds value by combining manual intervention, outsourcing or process improvement with one or more of our data and/or solutions components. They can range in scope from improving a single process to providing complete outsourcing capabilities.

     FNIS is a majority-owned subsidiary of Fidelity National Financial, Inc. (NYSE:FNF), a Fortune 500 and Forbes 500 Company and the nation’s largest title insurance and diversified real estate related services company. FNF’s title insurance underwriters — Fidelity National Title, Chicago Title, Ticor Title, Security Union Title and Alamo Title — together issue approximately 30 percent of all title insurance policies nationally. The company provides title insurance in 49 states, the District of Columbia, Guam, Mexico, Puerto Rico, the U.S. Virgin Islands and Canada.

     On April 30, 2002, FNIS publicly announced a tender offer to acquire all of the outstanding stock of Micro General Corporation (NASDAQ:MGEN) in exchange for shares of FNIS common stock. In connection with the proposed transaction, FNIS will file an exchange offer prospectus and a proxy statement with the Securities and Exchange Commission. INVESTORS AND STOCKHOLDERS ARE ADVISED TO READ THESE AND ALL RELATED DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the exchange offer prospectus, the proxy statement and related documents from the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of these documents may also be obtained from FNIS by directing a request to Fidelity National Information Solutions, Inc. Investors Relations, 4050 Calle Real, Santa Barbara, California, 93110.

This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company to be different from those expressed or implied above. The Company expressly disclaims any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the “Management Discussion and Analysis” section of the Company’s Form 10-K and other reports and filings with the Securities and Exchange Commission.

SOURCE: Fidelity National Information Solutions, Inc.

CONTACT: Daniel Kennedy Murphy, Senior Vice President, Finance and Investor

Relations, Fidelity National Financial, Inc., 805-696-7218, dkmurphy@fnf.com